UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Amendment No. 3)

Under the Securities Exchange Act of 1934

PAMPA ENERGÍA S.A.

(Name of Issuer)

PAMPA ENERGY INC

(Translation of Issuer’s Name into English)

American Depositary Shares, representing Common Shares, Ps. 1.00 Par Value Per Share

(Title of Class of Securities)

697660207

(CUSIP Number)

January 2, 2013

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule if filed:*

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 697660207

1	Name of reporting persons. Labmex International S.À R.L
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. 0
	6	Shared voting power. 0
	7	Sole dispositive power. 0
	8	Shared dispositive power. 0
9	Aggregate amount beneficially owned by each reporting person. 0
10	Check box if the aggregate amount in row (9) excludes certain shares ☐ (see instructions).
11	Percent of class represented by amount in row (9). 0.0% of Common Shares
12	Type of reporting person CO

CUSIP No. 697660207

1	Name of reporting persons. Berkley Capital Management Ltd.
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. 0
	6	Shared voting power. 362,469 American Depositary Shares (representing Common Shares).*
	7	Sole dispositive power. 0
	8	Shared dispositive power. 362,469 American Depositary Shares (representing Common Shares).*
9	Aggregate amount beneficially owned by each reporting person. 362,469 American Depositary Shares (representing Common Shares).
10	Check box if the aggregate amount in row (9) excludes certain shares ☐ (see instructions).
11	Percent of class represented by amount in row (9). 0.7% of the Common Shares*
12	Type of reporting person CO

*	As of March 11, 2013, based on 1,314,310,895 Common Shares stated to be outstanding as of September 30, 2012 in the Form 6-K filed with the SEC on November 23, 2012. Each ADS represents 25 Common Shares.

CUSIP No. 697660207

1	Name of reporting persons. Mandarin Inc.
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. 0
	6	Shared voting power. 353,874 American Depositary Shares (representing Common Shares).*
	7	Sole dispositive power. 0
	8	Shared dispositive power. 353,874 American Depositary Shares (representing Common Shares).*
9	Aggregate amount beneficially owned by each reporting person. 353,874 American Depositary Shares (representing Common Shares).
10	Check box if the aggregate amount in row (9) excludes certain shares ☐ (see instructions).
11	Percent of class represented by amount in row (9). 0.7% of the Common Shares*
12	Type of reporting person CO

*	As of March 11, 2013, based on 1,314,310,895 Common Shares stated to be outstanding as of September 30, 2012 in the Form 6-K filed with the SEC on November 23, 2012. Each ADS represents 25 Common Shares.

CUSIP No. 697660207

1	Name of reporting persons. Joseph Lewis
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. 0
	6	Shared voting power. 716,343 American Depositary Shares (representing Common Shares).*
	7	Sole dispositive power. 0
	8	Shared dispositive power. 716,343 American Depositary Shares (representing Common Shares).*
9	Aggregate amount beneficially owned by each reporting person. 716,343 American Depositary Shares (representing Common Shares).
10	Check box if the aggregate amount in row (9) excludes certain shares ☐ (see instructions).
11	Percent of class represented by amount in row (9). 1.4% of the Common Shares*
12	Type of reporting person IN

*	As of March 11, 2013, based on 1,314,310,895 Common Shares stated to be outstanding as of September 30, 2012 in the Form 6-K filed with the SEC on November 23, 2012. Each ADS represents 25 Common Shares.

This Amendment No. 3 to Schedule 13G (“Amendment No. 3”) amends and supplements the statement on Schedule 13G filed on June 1, 2011 (the “Original Filing”), with respect to Barnston, Inc. (“Barnston”), Cambria, Inc. and Joseph Lewis, as amended on January 3, 2012 (“Amendment No. 1”) with respect to Barnston, Labmex International S.À R.L (“Labmex”) and Joseph Lewis and as amended on February 12, 2013 (“Amendment No. 2”) with respect to Barnston, Labmex, Berkley Capital Management Ltd. (“Berkley Capital”) and Joseph Lewis. The Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in Amendment No. 1, Amendment No. 2 or this Amendment No. 3. Capitalized terms used and not defined in this Amendment No.3 have the meanings set forth in the Original Filing, as amended. This Amendment No. 3 is being filed jointly pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by the Reporting Persons, as defined below. This Amendment No. 3 also constitutes an initial statement on Schedule 13G for Mandarin Inc. (“Mandarin”). See Item 4.

Item 1(a).	Name of Issuer:

Pampa Energía S.A.

Translation of the issuer’s name into English:

Pampa Energy Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Ortiz de Ocampo 3302

Building #4

C1425DSR

Buenos Aires, Argentina

Item 2(a).	Name of Person Filing:

This statement is filed jointly by Labmex, Berkley Capital, Mandarin and Joseph Lewis (together with Labmex, Berkley Capital and Mandarin the “Reporting Persons”) pursuant to Rule 13d-1(k)(1). Joseph Lewis is the sole indirect owner of, and controls each of Labmex, Berkley Capital and Mandarin.

Item 2(b).	Address of Principal Business Office, or, if none, Residence:

The principal business address of Berkley Capital, Mandarin and Joseph Lewis is:

c/o Cay House

P.O. Box N-7776

E.P. Taylor Drive

Lyford Cay, New Providence, Bahamas

The principal business address of Labmex is:

56, rue Charles Martel,

Luxembourg L-2134

Item 2(c).	Citizenship:

Labmex is a private limited liability company (société à responsabilité limitée) organized and existing under the laws of Luxembourg. Berkley Capital is an international business company organized under the laws of the Bahamas. Mandarin is an international business company organized under the laws of the Bahamas. Joseph Lewis is a permanent resident of the Bahamas and a citizen of the United Kingdom.

Item 2(d).	Title of Class of Securities:

American Depositary Shares, representing Common Shares.

Item 2(e).	CUSIP Number:

697660207

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

716,343 ADS, which is equivalent to 17,908,575 Common Shares.*

(b)	Percent of class:

1.4% of the outstanding Common Shares.*

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote:

0*

(ii)	Shared power to vote or to direct the vote:

716,343 ADS, which is equivalent to 17,908,575 Common Shares.*

(iii)	Sole power to dispose or direct the disposition of:

0*

(iv)	Shared power to dispose or to direct the disposition of:

716,343 ADS, which is equivalent to 17,908,575 Common Shares.*

*	As previously reported, on December 22, 2011, Labmex and Pampa Holdings, entered into a Subscription Agreement with Pampa Holdings and Pampa F&F LLC, the managing member of Pampa Holdings, pursuant to which: (i) Labmex transferred the Labmex Shares to Pampa Holdings in exchange for Membership Interests in Pampa Holdings and (ii) Pampa Holdings agreed to sell, on the Redemption Date the Labmex Shares (minus the pro rata portion of any ADS sold by Pampa before the Redemption Date, plus the pro rata portion of any cash proceeds from the sale of such ADS) back to Labmex in exchange for the Membership Interests. During the term of the Subscription Agreement, Pampa Holdings had the sole voting and dispositive power with respect to the Labmex Shares.

On February 28, 2013, pursuant to the terms of a Termination Agreement, Labmex, Pampa Holdings and Pampa F & F LLC terminated the Subscription Agreement and all rights and obligations thereunder. Also on February 28, 2013, Labmex, Pampa Holdings and Pampa F & F LLC entered into an Amended and Restated Operating Agreement for Pampa Holdings that governs the rights of each member and their respective Membership Interests in Pampa Holdings. As a result of the Amended and Restated Operating Agreement, Labmex no longer beneficially owns any ADS of Pampa Energía under Regulation 13D-G promulgated under the Exchange Act. Therefore, as of March 11, 2013, Joseph Lewis beneficially owns 716,343 ADS which represents 17,908,575 or 1.4% of the outstanding Common Shares, based on 1,314,310,895 Common Shares stated to be outstanding as of September 30, 2012 in the Form 6-K filed with the SEC on November 23, 2012. Each ADS represents 25 Common Shares.

In November 2012, Mandarin acquired 353,874 ADS, which represented 8,846,850 or 0.7% of the outstanding Common Shares, based on 1,314,310,895 Common Shares stated to be outstanding as of September 30, 2012 in the Form 6-K filed with the SEC on November 23, 2012. On January 2, 2013, the Reporting Persons (which includes Mandarin) acquired beneficial ownership of more than 5% of the Common Shares of Pampa Energía pursuant to the terms of the Subscription Agreement. As described above, the Subscription Agreement has been terminated and as such, this Schedule 13G constitutes both an initial filing for Mandarin and a final amendment for the Reporting Persons.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Member of the Group.

See Item 2.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

(c) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

1.	Joint Filing Agreement, dated the date hereof, between the Reporting Persons.

PAMPA ENERGÍA S.A.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 11, 2013

LABMEX INTERNATIONAL S.À R.L.

By:	/s/ Thomas B. Youth
Name:	Thomas B. Youth
Title:	Class A Manager

By:	/s/ Noel McCormack
Name:	Noel McCormack
Title:	Class B Manager

BERKLEY CAPITAL MANAGEMENT LTD.

By:	/s/ Jefferson R. Voss
Name:	Jefferson R. Voss
Title:	Director

MANDARIN INC.

By:	/s/ Jefferson R. Voss
Name:	Jefferson R. Voss
Title:	Vice President

JOSEPH C. LEWIS

By:	/s/ Joseph C. Lewis
Name:	Joseph C. Lewis, Individually